LIMITLESS PROJECTS INC.

2261 Rosanna Street

Las Vegas, Nevada 89117

Telephone: 269-692-9418

Email: info@limitlessprojectsinc.com

May 10, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention: Daniel Morris, Esq.

Dear Mr. Morris:

Re:          Registration Statement on Form S-1 (File No. 333-252795)

In response to your letter of May 5, 2021 concerning our registration statement on Form S-1, as amended, filed April 13, 2021, we have filed an amended registration statement addressing your comments and provide the following responses:

Report of Independent Registered Public Accounting Firm, page F-2

1.	We reviewed the changes you made to correct the errors in your financial statements in response to comment 3. Please make arrangements for your auditor to revise its audit report to reference the error correction and the footnote that discusses it. Also, revise your financial statements to label them as restated and provide the disclosures required by ASC 250-10-50-7, including disclosing the nature of the errors and quantifying the effects of the error correction.

We have filed a revised audit report from our audit that references the error correction and the footnote that discusses it. We have also revised our financial statements to label them as restated and have provided the disclosures required by ASC 250-10-50-7 concerning the nature of the errors, the quantitative effect of the correction on financial statement line items, and the quantitative effect of the change on retained earnings.

Yours truly,

LIMITLESS PROJECTS INC.

Per: /s/ Daniel Okelo

Daniel Okelo